ICIM Services
Partners In Risk Management

VIA FEDEX and EMAIL

March 1, 2011

Ms. Jane Cameron
Chief Compliance Officer
Dividend Growth Trust
58 Riverwalk Boulevard, Suite 2A
Ridgeland, SC 29936

Re: **Dividend Growth Trust**
Investment Company Blanket Bond No. 07773110B ("Bond")

Dear Jane:

As requested, ICI Mutual has offered to increase the limit of liability on the above-referenced Bond from $450,000 to $525,000, effective March 1, 2011. Please complete the formal acceptance and attached Loss History and send via fax, e-mail or regular mail to the number or addresses cited below.

The new *annual* premium for the Bond with a $525,000 million Limit of Liability will be $3,650. As outlined below, the additional annual premium due will be pro-rated from March 1, 2011 through October 18, 2011:

Additional Pro-Rata Bond Premium (3/1/11-10/18/11):	$ 253
South Carolina Premium Tax (2%):	$ 5
Total Due	$ 258

Please execute the following to confirm their acceptance:

Authorized Representative: [signature]

Title: President & CEO

Date: 3/2/11

To confirm your order, please send this executed confirmation plus Loss History to Swenitha Nalli at ICI Mutual by: (a) FAX: 202/682-2425, (b) E-Mail: nalli@icimutual.com or (c) Mail: ICI Mutual 1401 H Street, NW, Suite 1000, Washington, DC 20005. Within 30 days of acceptance, please send payment to ICI Mutual P.O. Box 1911, Brattleboro, VT 05302-1911. If preferred, payment can be made by wiring funds directly to People's United Bank, Bridgeport, CT (ABA #221172186, Act. #0399008751).

Loss History Questionnaire

For: **Dividend Growth Trust**
Investment Company Blanket Bond No. 07773110B ("Bond")

Re: Limit Increase, Effective 3/1/2011

	YES	NO
Does any proposed Insured have knowledge of any fact, circumstance, or situation which would cause a reasonable person to assume that a loss which would be covered by the bond coverage applied for has been or is likely to be incurred, even if the exact amount or details of such loss may not be known? If **YES**, please provide details.	☐	☑

Signature: Charles Troy Shaw Jr

Date: 3/2/2011